Exhibit 99.1

TD Announces Results of Conversion Privilege of Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 3 (NVCC)

TORONTO - July 18, 2019 - The Toronto-Dominion Bank (“TD Bank Group” or “TD”) announced today that none of its 20 million Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 3 (Non-Viability Contingent Capital (NVCC)) (the “Series 3 Shares”) will be converted on July 31, 2019 into Non-Cumulative Floating Rate Preferred Shares, Series 4 (NVCC) (the “Series 4 Shares”) of TD.

During the conversion period, which ran from July 2, 2019 to July 16, 2019, 350,885 Series 3 Shares were tendered for conversion into Series 4 Shares, which is less than the minimum 1,000,000 shares required to give effect to the conversion, as described in the prospectus supplement for the Series 3 Shares dated July 24, 2014. As a result, no Series 4 Shares will be issued on July 31, 2019 and holders of Series 3 Shares will retain their Series 3 Shares.

The Series 3 Shares are currently listed on the Toronto Stock Exchange under the symbol TD.PF.B. As previously announced on July 2, 2019, the dividend rate for the Series 3 Shares for the 5 year period from and including July 31, 2019 to but excluding July 31, 2024 will be 3.681%.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with 13 million active online and mobile customers. TD had CDN$1.4 trillion in assets on April 30, 2019. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information: Gillian Manning, Investor Relations, 416-308-9030; Shayla Schipper, Media Relations, Corporate & Public Affairs, 416-415-9947